FERROVIAL SE - RESULTS PRESENTATION ANNOUNCEMENT Amsterdam, 25 April 2025. Ferrovial SE plans to release its financial results for the first three months of 2025 on Tuesday 13 May 2025, after the closing of the U.S. stock markets. On the following day, Wednesday 14 May 2025, at 3:00pm CEST (9:00am EDT), the conference call for the presentation of such results is expected to be held. The event may be attended via webcast or conference call. Access codes will be made available on the website of the Company (www.ferrovial.com). For any additional questions, please contact the Investor Relations Department at ir@ferrovial.com email address or phone at +34 91 586 25 65 in Spain or +31 20 798 3724 in The Netherlands.